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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (Amendment No.1)*

                               CEL-SCI CORPORATION
------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    150837409
                                   -----------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)

      [X]   Rule 13d-1(c)

      [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).




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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     KOCH INVESTMENT GROUP LIMITED

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_] (See Item 6)

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3    SEC USE ONLY



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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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               5    SOLE VOTING POWER
  NUMBER OF         1,021,682 Common Stock
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY  6    SHARED VOTING POWER
  OWNED BY          N/A
    EACH       -----------------------------------------------------------------
  REPORTING    7    SOLE DISPOSITIVE POWER
   PERSON           1,021,682 shares of Common Stock
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER
                    N/A
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,021,682 shares of Common Stock

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.201%

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12   TYPE OF REPORTING PERSON*

     CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




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ITEM 1(A).  NAME OF ISSUER:
            CEL-SCI CORPORATION (THE "CORPORATION").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            8229 BOONE BOULEVARD, SUITE 802, VIENNA, VIRGINIA 22182.

ITEM 2(A).  NAME OF PERSON FILING:
            KOCH INVESTMENT GROUP LIMITED ("KIGL").

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            20 EAST GREENWAY PLAZA, HOUSTON, TEXAS  77046.

ITEM 2(C).  CITIZENSHIP:
            DELAWARE

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:
            COMMON STOCK, PAR VALUE $.01 PER SHARE OF THE COMPANY (THE "COMMON STOCK").

ITEM 2(E).  CUSIP NUMBER:
            150837409

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE EXCHANGE
                    ACT;
            (b) [ ] BANK AS DEFINED IN SECTION 3(A)(6) OF THE EXCHANGE ACT;
            (c) [ ] INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE
                    EXCHANGE ACT;
            (d) [ ] INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                    INVESTMENT COMPANY ACT;
            (e) [ ] AN INVESTMENT ADVISOR IN ACCORDANCE WITH RULE 13D-1(B)(1)
                    (II)(E);
            (f) [ ] AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE
                    WITH RULE 13D-1(B)(1)(II)(F);
            (g) [ ] A PARENT HOLDING COMPANY OR CONTROL PERSON IN ACCORDANCE
                    WITH RULE 13D-1(B)(1)(II)(G);
            (h) [ ] A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(B) OF THE
                    FEDERAL DEPOSIT INSURANCE ACT;
            (i) [ ] A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN
                    INVESTMENT COMPANY UNDER SECTION 3(C)(14) OF THE INVESTMENT COMPANY ACT;
            (j) [ ] GROUP, IN ACCORDANCE WITH RULE 13D-1(B)(1)(II)(J).


            IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(C), CHECK THIS BOX. [X]

ITEM 4.     OWNERSHIP.

            Provide the following information regarding the aggregate number and percentages of securities of the issuer identified in Item 1.



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            (a)   AMOUNT BENEFICIALLY OWNED:

                  1,021,682 shares of Common Stock

            (b)   PERCENT OF CLASS:

                  4.201%(based on 23,344,342 shares of Common Stock outstanding as of December 20, 2001 as reported in the Company's Annual Report on Form 10-K filed by the Company on December 31, 2001)

            (c)   NUMBER OF SHARES TO WHICH SUCH PERSON HAS:1

                  (i)   Sole power to vote or direct the vote:

                        1,021,682 shares of Common Stock

                  (ii)  Shared power to vote or direct the vote:

                        -0-

                  (iii) Sole power to dispose or to direct the disposition of:

                        1,021,682 shares of Common Stock



__________________________

1 We beneficially own shares of Common Stock through our holdings of the shares of Common Stock, shares of Preferred Stock and two Warrants that permit us to acquire additional shares of Common Stock. The shares of Common Stock to which this Schedule pertains include 46,572 shares of Common Stock, 161,043 shares of Common Stock issuable upon exercise of a warrant, 71,795 shares of Common Stock issuable upon exercise of another warrant and 742,272 shares of Common Stock issuable upon conversion of shares of Preferred Stock. One warrant contains a limitation that restricts our ability to utilize our exercise rights to the extent that, giving effect to such exercise, we and our affiliates would beneficially own in excess of 4.999% of the shares of Common Stock outstanding following such exercise. We also note that the terms of the Preferred Stock and the other warrant preclude us from utilizing our exercise rights (in the case of the warrant) and conversion rights (in the case of the Preferred Stock) to the extent that such exercise or conversion (as the case may be) would result in us and our affiliates beneficially owning in excess of 9.999% of the outstanding shares of Common Stock following such exercise or conversion.



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                  (iv)  Shared power to dispose or direct the disposition of:

                        -0-

      All share ownership information set forth in this Schedule 13G is as of January 31, 2002.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON THE PARENT HOLDING COMPANY.

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

ITEM 10.    CERTIFICATION.

            By signing below, the undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



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                                   SIGNATURE

      AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.



                             KOCH INVESTMENT GROUP LIMITED

                             BY:    /s/ WILLIAM M. MOHL
                                    --------------------
                             NAME:  WILLIAM M. MOHL
                             TITLE: VICE PRESIDENT


DATED:  FEBRUARY 5, 2002




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